UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Clearance Belgian Competition Authority

March 15, 2016

DELHAIZE GROUP AND KONINKLIJKE AHOLD RECEIVE CLEARANCE FROM THE BELGIAN COMPETITION AUTHORITY

BRUSSELS, Belgium – March 15 2016 - Leading international food retailers Delhaize Group NV/SA (“Delhaize”) and Koninklijke Ahold N.V. (“Ahold”) today announced that they have received regulatory clearance from the Belgian Competition Authority (“the BCA”) with regard to the proposed merger of the two companies, subject to certain conditions. The BCA approved the merger on the condition that Delhaize and Ahold divest a limited number of stores to address competition concerns raised by the BCA.

These divestments will include 13 existing stores in total and consist of 8 Albert Heijn stores, 5 Delhaize franchised stores (3 existing Proxy and 2 existing AD Delhaize stores). A limited number of future Ahold and Delhaize projects will also need to be divested. The divestment package does not comprise any integrated stores of Delhaize.

No stores will be closed as a result of these remedies. The current labour and working conditions of the associates will be respected according to Belgian labour regulations.

The stores involved will have to be transferred to a buyer with the financial means and proven expertise to maintain them as viable and active competitors for Ahold Delhaize and other companies.

Until all requirements imposed by the BCA are met, the Albert Heijn and Delhaize stores in Belgium will continue to operate separately.

A full list of existing stores concerned by the BCA’s decision is attached to this press release. The merger clearance from the BCA completes the competition approval in Europe.

Earlier this week, shareholders of both companies approved the merger. The transaction is expected to be completed in mid-2016.

On June 24, 2015, Delhaize and Ahold announced their intention to merge, creating an international retailer with a portfolio of strong, trusted local brands and more than 375 000 associates serving over 50 million customers each week in the United States and Europe.

Together, Ahold and Delhaize will develop a post-completion strategy for the future of all markets.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2015, Delhaize Group posted €366 million ($407 million) in net profit (Group share). At the end of 2015, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

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FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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ANNEX – LIST OF STORES

	Banner	Location
ALBERT HEIJN
1	Albert Heijn	Bernardsesteenweg, Antwerp
2	Albert Heijn	Groenplaats, Antwerp
3	Albert Heijn	Leuvensesteenweg, Boortmeerbeek
4	Albert Heijn	Overpoortstraat, Ghent
5	Albert Heijn	Engels Plein, Leuven
6	Albert Heijn	Dijkstraat, Lokeren
7	Albert Heijn	Gentstraat, Oudenaarde
8	Albert Heijn	Steenweg Op Gierle, Turnhout

DELHAIZE
9	Proxy Delhaize	Lange Beeldekensstraat, Antwerp
10	Proxy Delhaize	Oude Leeuwenrui, Antwerp
11	AD Delhaize	Monnikenstraat, Berendrecht
12	Proxy Delhaize	Hundelgemsesteenweg, Ghent
13	AD Delhaize	Poederleeseweg, Lille

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 16, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President